Exhibit 23.1

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Stockholders
Sequa Corporation:

We consent to the use of our reports dated March 16, 2007, with respect to the consolidated balance sheet of Sequa Corporation and subsidiaries as of December 31, 2006, and the related consolidated statement of income, shareholders' equity, and cash flows for the year then ended and the related financial statement schedule and our report on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated herein by reference. Our report refers to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," as of January 1, 2006, and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132(R)," as of December 31, 2006.

KPMG LLP

New York, New York
June 25, 2007